82-4211

03 MAR 31 AM 7:21



Grupo
CONTINENTAL
S.A.

March 24, 2003.

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.


03050399

SUPPL

Dear Sirs:

Enclosed herewith we are sending a printed copy of the Notice of the ShareOwners' Meeting, which will be held on April 22, 2003.

The above mentioned information is being provided to maintain the exemption from registration under the Securities Exchange Act 0f 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.(File number 82-4211).

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Cordially,



Marcos Aguilar Romo
Secretary of the Board of Directors

c.c. The Bank of New York.
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer



MAR'abr
18/GC


Grupo
CONTINENTAL
S.A.

NOTICE OF SHAREOWNERS' MEETING

During the Board of Directors Meeting of Grupo Continental, S.A., held on February 27, 2003, it was agreed to summon the ShareOwners to the Ordinary General Meeting to be held on April 22 at 12:00 P.M. at the Company's headquarters located at 2303 Hidalgo Ave., Tampico, Tamaulipas, under the following:

AGENDA

I. Appointment of Scrutineers, fulfillment of their functions and opening of the Meeting.

II. Reading, discussion and approval of the following documents:

a) Annual Report.

b) Individual and Consolidated Financial Statements of Grupo Continental and subsidiaries, as of December 31, 2002.

c) Report of the ShareOwners' Representative.

III. Report of the Audit Committee.

IV. Ratification of the resolutions and acts of the Board of Directors performed during the Fiscal Year 2002.

V. Resolutions in connection with the application of Results and proposal to pay dividends of $0.75 per share.

VI. Report on the Repurchase Fund of shares.

VII. Proposal on the establishment of the maximum amount for the Repurchase Fund of shares.

VIII. Printing and exchange of the new Stock Shares.

IX. Election of the Board of Directors.

X. Election of the Audit Committee.

XI. Election of ShareOwners' Representative.

XII. Allocation of fees to Directors and ShareOwners' Representative.

XIII. Reading and approval, if applicable, of the Minutes of the ShareOwners' Meeting.

In order to be entitled to attend the Meetings, the ShareOwners must obtain their admission cards. The shareholders may be represented in the Meetings by designated proxy granted in the forms prepared by the society in accordance with the Article 14 of Exchange Securities Law, available in the Secretary of the Society and in the S.D. Indeval, S.A. de C.V. offices. The Admission Cards must be obtained and the Proxies delivered previous fulfilled the requirements, at least 72 hours prior to the time the meetings will be held, at the office of the Secretary of the Board, located at 2303 Hidalgo Ave., Zip Code 89140, Tampico, Tamaulipas.

Admission cards will be issued upon exhibition of deposit certificate of the Company shares at any Institution for Deposit of Securities, at the Company's Secretary or at any Credit Institution. The aforementioned certificates of deposit must be accompanied by the list of shareowners referred to in the deposit voucher, specifying the name and number of shares each one owns.

Tampico, Tamaulipas, March 25, 2003.

By the Board of Directors
Marcos Aguilar Romo

Secretary


Grupo
CONTINENTAL
S.A.

CONVOCATORIA

En la Junta de Consejo de Administración de Grupo Continental, S.A. celebrada el día 27 de febrero de 2003, se acordó convocar a los señores accionistas a la Asamblea General Ordinaria que tendrá verificativo el día 22 de abril de 2003 a las 12:00 horas en las oficinas de la Sociedad ubicadas en Avenida Hidalgo N°. 2303 de esta ciudad, bajo el siguiente:

ORDEN DEL DIA

I. Nombramiento de Escrutadores, cumplimiento de sus funciones y declaratoria de instalación de la Asamblea.

II. Lectura, discusión y aprobación de la siguiente documentación:

- a) Informe Anual.
- b) Estados Financieros individuales y consolidados de Grupo Continental, S.A. y empresas subsidiarias, al 31 de diciembre de 2002.
- c) Informe del Comisario.

III. Reporte del Comité de Auditoría.

IV. Ratificación de los acuerdos y actos del Consejo de Administración ejecutados durante el Ejercicio Social 2002.

V. Resoluciones respecto a la aplicación de resultados y propuesta para pagar un dividendo en efectivo de $0.75 por acción.

VI. Informe sobre la compra de acciones propias.

VII. Propuesta sobre el establecimiento del monto máximo destinado para la compra de acciones propias.

VIII. Impresión y canje de nuevos títulos que amparen el Capital Social de la empresa.

IX. Elección del Consejo de Administración.

X. Elección del Comité de Auditoria.

XI. Elección de Comisarios.

XII. Asignación de Honorarios a Consejeros y Comisarios.

XIII. Lectura y aprobación del Acta de Asamblea.

Para tener derecho de asistir a la Asamblea, los señores accionistas deberán obtener sus Tarjetas de Admisión. Los accionistas podrán ser representados en la Asamblea por apoderados designados mediante Carta Poder otorgada de acuerdo a los formularios elaborados por la sociedad a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores y que al efecto se encuentran a su disposición en la Secretaría de la Sociedad y en el S.D. Indeval, S.A. de C.V. Las Tarjetas de Admisión deberán ser tramitadas y las Cartas Poder entregadas debidamente requisitadas, cuando menos con 72 horas de anticipación a la celebración de la Asamblea, en la Secretaría de la Sociedad, domiciliada en Av. Hidalgo No. 2303, Código Postal 89140, en Tampico, Tamaulipas.

Las Tarjetas de Admisión se expedirán contra la exhibición de las constancias de depósito de las acciones de la Sociedad en cualquier Institución para el Depósito de Valores, en la Secretaría de la Sociedad o en cualquier Institución de Crédito. Las constancias de depósito mencionadas deberán estar complementadas con la lista de los titulares de las acciones a que se refieren dichas constancias, especificando el nombre y el número de las acciones de que cada uno de ellos sea propietario.

Tampico, Tamaulipas, a 25 de marzo de 2003.

Por el Consejo de Administración

Marcos Aguilar Romo
Secretario